Exhibit 99.3

FORM 52-109F2-IPO/RTO

CERTIFICATION OF INTERIM FILINGS

FOLLOWING AN INITIAL PUBLIC OFFERING, REVERSE TAKEOVER OR

BECOMING A NON-VENTURE ISSUER

I, Paul Raymond, President and Chief Executive Officer of Alithya Group inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Alithya Group inc. (the “issuer”) for the interim period ended December 31, 2018.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 14, 2019

/s/ Paul Raymond
Paul Raymond
President and Chief Executive Officer